Exhibit 23.6

February 26, 2016

The Board of Directors

ChipMOS TECHNOLOGIES INC.

No. 1, R & D Road 1

Hsinchu Science Park

Hsinchu City, 30076

Republic of China

Attention: Mr. Shih-Jye Cheng

Consent of Independent Expert

Dear Sirs:

We consent to the use of our opinion delivered to the Board of ChipMOS TECHNOLOGIES INC. (the “ChipMOS Taiwan”) on January 20, 2016 with respect to the fairness of the share exchange ratio proposed by ChipMOS Taiwan and ChipMOS TECHNOLOGIES (Bermuda) LTD. pursuant to a proposed merger of IMOS with and into ChipMOS Taiwan, incorporated herein by reference to our firm under the heading “IP International CPAs Firm’s Opinion” and as Annex C in the proxy statement/prospectus. We also consent to the references to us in such Registration Statement.

Yours faithfully,

/s/ IP International CPAs Firm

IP International CPAs Firm

Taiwan